From:	McCabe, Brian D. <Brian.McCabe@ropesgray.com>
Sent:	Thursday, October 18, 2012 3:00 PM
To:	Rupert, Kevin C.
Cc:	Sandoe, Christian T.; Meyer, Colleen B.; Rahn, Elizabeth
Subject:	Draft Response Letter re Babson Capital Global Short Duration High Yield Fund
Attachments:	32080267_11.DOC.doc

Kevin – I've attached a draft response letter reflecting our discussions. As you'll see, I've formulated the second comment in terms of a request that TR swaps for leverage purposes be counted as borrowings of money for purposes of our fundamental policy limiting borrowing or money and issuance of senior securities. My hope is that you'll agree this makes more sense than trying to restate a fundamental investment restriction in the advisory agreement, since (1) there's no law or authority I can point to for the client that suggests that investment limitations, whether or not fundamental, need to be embodied in the advisory agreement, rather than the SAI, (2) fundamental policies can only be changed with the approval of shareholders representing a 1940 Act majority (the same standard applicable to changes in the advisory agreement), and (3) the Fund's board is thoroughly familiar with this issue and intends to consider the effect of leverage on the compensation of the adviser and the returns to the Fund's shareholders as part the 15(c) process.

I greatly appreciate your attention to this matter, and hope we can discuss it soon. Once you're satisfied with the letter, I can finalize it and file it via EDGAR. Thanks. – Brian

Brian D. McCabe
ROPES & GRAY LLP
T +1 617 951 7801 | F +1 617 235 0425
Prudential Tower, 800 Boylston Street
Boston, MA 02199-3600
brian.mccabe@ropesgray.com
www.ropesgray.com



ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

October [ ], 2012

Mr. Kevin C. Rupert
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

Re: **Babson Capital Global Short Duration High Yield Fund (the "Fund")**
        File Nos. 333-174430; 811-22562

Dear Mr. Rupert:

        We are writing to respond to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") that you provided to me telephonically on October 17, 2012 in connection with the Fund's registration statement on Form N-2/A (the "Registration Statement") filed with the SEC on September 24, 2012. The Staff's comments are summarized below, and each is followed by our response.[1]

1.   **Comment.** Please confirm that the Fund will not include within "Managed Assets" the notional amount of any derivatives other than total return swap contracts.

        Response. The Fund will not include within "Managed Assets" the notional amount of any derivatives other than total return swap contracts. Any other derivatives entered into by the Fund will be included in Managed Asset based solely on their market value (or "in-the-money amount").

2.   **Comment.** We note that the Fund's prospectus disclosure under the heading "LEVERAGE" states that "For this purpose, the Fund's leverage through derivatives will be calculated using the net notional amount of the Fund's derivatives positions (and will exclude derivatives used for hedging purposes, including in connection with foreign currency hedging transactions)." Please confirm that the Fund will, as a matter of fundamental policy, treat the notional amount of total return swap contracts entered into by the Fund as a borrowing of money for purposes of its fundamental limitation on the borrowing of money or issuance of senior securities if the Adviser has designated such total return swap contracts on the books and records of the Fund as having been entered into for leverage purposes.

---

[1] Capitalized terms not defined herein shall have the same meaning ascribed to them in the prospectus or the statement of additional information, as applicable, in the Registration Statement.

32080267_11

Response. The Fund hereby confirms that it will, as a matter of fundamental policy, treat the notional amount of total return swap contracts entered into by the Fund as a borrowing of money for purposes of its fundamental limitation on the borrowing of money or issuance of senior securities if the Adviser has designated such total return swap contracts on the books and records of the Fund as having been entered into for leverage purposes. The Fund will amend the disclosure contained in its Statement of Additional Information, under the heading "INVESTMENT RESTRICTIONS – Fundamental Investment Restrictions" to read as follows:

> (4) Borrow money or issue any senior security, except to the extent permitted under the 1940 Act, and as interpreted, modified, or otherwise permitted by regulatory authority having jurisdiction, from time to time. <u>For purposes of this limitation, the Fund will, as a matter of fundamental policy, treat the notional amount of total return swap contracts entered into by the fund as a borrowing of money if the Adviser has designated such total return swap contracts on the books and records of the Fund as having been entered into for leverage purposes.</u>" (new text underlined)

As we have discussed, this policy may not be amended without the approval of Fund shareholders. In the event that the Fund should, in the future, propose to amend this restriction, the Fund agrees to include in the proxy statement relating to such amendment a fee table showing the maximum effect that any such amendment could have on the advisory fees payable by the Fund. However, the Fund has no present intention of proposing any such change to the fundamental investment restriction described above.

* * * * *

We hope that the foregoing adequately addresses the Staff's comments. As discussed, the Fund expects to request that effectiveness of the Registration Statement be accelerated to the morning of October 25, 2012. Accordingly, we would prefer to resolve any issues as soon as possible. If you have any questions, please feel free to call me at 617.951.7801 or Colleen Meyer at 415.315.6366.

Very truly yours,

Brian D. McCabe

cc: Christian Sandoe
      Christopher DeFrancis
      Janice M. Bishop
      Colleen B. Meyer

32080267_11

Elizabeth A. Rahn